Exhibit 99.1

Fanhua Reports First Quarter 2023 Unaudited Financial Results

-- Operating Income for the First Quarter of 2023 up 193.1% YoY, Beating Prior Guidance--

GUANGZHOU, China, May 30, 2023, Eastern Daylight Time, (GLOBE NEWSWIRE) Fanhua Inc. (Nasdaq: FANH) (the “Company” or “Fanhua”), a leading independent financial services provider in China, today announced its unaudited financial results for the first quarter ended March 31, 20231.

Financial Highlights for the First Quarter of 2023:

(In thousands, except per ADS)	2022Q1 (RMB)	2023Q1 (RMB)		2023Q1 (US$)	Change %
Total net revenues	686,387	827,737		120,528	20.6
Operating income	20,589	60,355		8,789	193.1
Non-GAAP operating income[2]	20,589	63,474		9,243	208.3
Net income (loss) attributable to the Company’s shareholders	(37,838)	60,452		8,803	N/A
Non-GAAP net income attributable to the Company’s shareholders[3]	40,439	63,571		9,257	57.2
Diluted net income (loss) per ADS	(0.70)	1.13		0.16	N/A
Non-GAAP diluted net income per ADS[4]	0.75	1.18		0.17	57.3
Cash, cash equivalents, short- term investments and others (As of March 31, 2022 and 2023)	1,281,469	1,654,186	[5]	240,868	29.1

Mr. Yinan Hu, chairman and chief executive officer of Fanhua, commented on the financial results of first quarter of 2023, “With the positive macro and industry environment over the first quarter of 2023, we are pleased to report strong results over the period with solid growth across various key operating metrics：

●	Total gross written premiums (“GWP”) grew by 29.0% year-over-year to RMB4.4 billion, significantly above the premium growth rate of 8.9% of the life insurance industry

●	First year premiums(“FYP”) grew by 51.4% year-over-year to RMB851.9 million, significantly above the average growth rate of approximately 15% achieved by listed Chinese life insurers

●	Total net revenues grew by 20.6% year-over-year to RMB827.7 million, and

●	Operating income grew by 193.1% to RMB60.4 million, significantly above our previous estimate of RMB30 million.

“The impressive figures were combined results of significant increase in agent quality and productivity, material contribution from acquisitions and open-platform strategy as well as material operational gains from digitization, demonstrating that we are executing on our well-defined strategy of driving sustainable growth in our business through ‘Professionalization, Specialization, Digitalization, and Open Platform’.

[1]	This announcement contains currency conversions of certain Renminbi (“RMB”) amounts into U.S. dollars (US$) at specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8676 to US$1.00, the effective noon buying rate as of March 31, 2023 in The City of New York for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board.

[2]	Non-GAAP operating income is defined as income of operation before share-based compensation expenses.

[3]	Non-GAAP net income attributable to the Company’s shareholders is defined as net income attributable to the Company’s shareholders before share-based compensation expenses and impairment on investment in an affiliate.

[4]	Non-GAAP diluted net income per ADS is defined as non-GAAP net income attributable to the Company’s shareholders divided by total weighted average number of diluted ADSs of the Company outstanding during the period.

[5]	This amount includes short term loans to third parties of RMB183.2 million as recorded in other receivables and an advance payment of RMB200.0 million.

“Our good start in the first quarter of 2023 will help lay a solid foundation for us to accelerate the execution of our strategies and achieve our 2023 operational targets of generating 50% year-over-year growth in life insurance new business sales and non-GAAP operating income. In the coming quarters, we will focus on i) enhancing our unique competitive edge through optimizing various value-added service offerings to our end customers in addition to insurance products, ii) attracting top talents from various industries through our Family Office Consultant (“FOC”) training programs, iii) accelerating market consolidation through both acquisitions and expansion of digital tenants on our open platform, and iv) encouraging and supporting Million-Dollar Round Table (“MDRT”) members in Fanhua to obtain relevant financial qualifications and certificates to further improve their professional expertise.

“2023 marks the 25th anniversary of our company. It is a milestone that each and one of us at Fanhua are truly proud for. Over the past 25 years, we are proud that we have navigated through China’s economic and financial industry cycles. Relative to other developed markets, the industry we operate in remains young and continues to be filled with opportunities. Relative to our global peers, our company remains young, and we see immense growth opportunities ahead. We are confident that with the continued execution of our well-defined strategy, Fanhua will continue to deliver superior results to our shareholders.”

Financial Results for the First Quarter of 2023

Total net revenues were RMB827.7 million (US$120.5 million) for the first quarter of 2023, representing an increase of 20.6% from RMB686.4 million for the corresponding period in 2022.

●	Net revenues for agency business were RMB725.5 million (US$105.6 million) for the first quarter of 2023, representing an increase of 23.4% from RMB588.0 million for the corresponding period in 2022. Total GWP increased by 29.0% year-over-year to RMB4,444.0 million, of which FYP grew by 51.4% year-over-year to RMB851.9 million while renewal premiums increased by 24.6% year-over-year to RMB3,592.1 million.

◆	Net revenues for the life insurance business were RMB683.4 million (US$99.5 million) for the first quarter of 2023, representing an increase of 22.3% from RMB558.6 million for the corresponding period in 2022. Total life insurance GWP increased by 29.1% year-over-year to RMB4,359.8 million, of which life insurance FYP increased by 55.9% year-over-year to RMB767.8 million and renewal premiums increased by 24.6% year-over-year to RMB3,592.1 million. The increase in net revenues for the life insurance business was mainly due to an increase in new policy sales and acquisitions completed in the first quarter of 2023 which generated total revenues of RMB163.6 million, offset by the decrease in renewal commission income as a result of the decreased weighted average renewal commission rate of renewal premium collected, and to a lesser extent, due to changes in product mix. For long-term life insurance policies that we sell, renewal commissions are paid throughout the policy payment period but the renewal commission rates tend to recede few years after the sales of the insurance policies.

Net revenues generated from our life insurance business accounted for 82.6% of our total net revenues in the first quarter of 2023, as compared to 81.4% in the same period of 2022.

◆	Net revenues for the P&C insurance business were RMB42.1 million (US$6.1 million) for the first quarter of 2023, representing an increase of 43.2% from RMB29.4 million for the corresponding period in 2022. The increase was mainly due to the contribution from a brokerage firm which was acquired in the second half of 2022. Net revenues generated from the P&C insurance business accounted for 5.1% of our total net revenues in the first quarter of 2023, as compared to 4.3% in the same period of 2022.

●	Net revenues for the claims adjusting business were RMB102.2 million (US$14.9 million) for the first quarter of 2023, representing an increase of 3.9% from RMB98.4 million for the corresponding period in 2022. Net revenues generated from the claims adjusting business accounted for 12.3% of our total net revenues in the first quarter of 2023, as compared to 14.3% in the same period of 2022.

Total operating costs and expenses were RMB767.4 million (US$111.7million) for the first quarter of 2023, representing an increase of 15.3% from RMB665.8 million for the corresponding period in 2022.

●	Commission costs were RMB553.1 million (US$80.5million) for the first quarter of 2023, representing an increase of 22.7% from RMB450.7 million for the corresponding period in 2022.

●	Commission costs for agency business were RMB487.4 million (US$71.0 million) for the first quarter of 2023, representing an increase of 27.1% from RMB383.4 million for the corresponding period in 2022.

◆	Costs of the life insurance business were RMB456.6 million (US$66.5 million) for the first quarter of 2023, representing an increase of 25.6% from RMB363.5 million for the corresponding period in 2022. The increase was mainly attributable to the commission cost associated with and incurred by new acquisitions which were completed in the first quarter of 2023. Our cost increased faster than revenues, primarily due to the managing general agency platform model adopted by one of the newly acquired entity, under which it earns a relatively lower gross profit than our self-operated business. Costs incurred by the life insurance business accounted for 82.5% of our total commission costs in the first quarter of 2023, as compared to 80.7% in the same period of 2022.

◆	Costs of the P&C insurance business were RMB30.8 million (US$4.5 million) for the first quarter of 2023, representing an increase of 54.8% from RMB19.9 million for the corresponding period in 2022. The costs of the P&C insurance business mainly represent commission costs we incurred for operating Baowang (www.baoxian.com) and brokerage business. Costs incurred by the P&C insurance business accounted for 5.6% of our total commission costs in the first quarter of 2023, as compared to 4.4% in the same period of 2022.

●	Costs of claims adjusting business were RMB65.8 million (US$9.6 million) for the first quarter of 2023, representing a decrease of 2.1% from RMB67.2 million for the corresponding period in 2022. Costs incurred by the claims adjusting business accounted for 11.9% of our total costs in the first quarter of 2023, as compared to 14.9% in the same period of 2022.

●	Selling expenses were RMB66.5 million (US$9.7 million) for the first quarter of 2023, representing a decrease of 11.2% from RMB74.9 million for the corresponding period in 2022. The decrease was due to cost savings from personnel optimization and decreased rental costs of our sales outlets, partially offset by the increase in sales events and the recognition of RMB2.7 million (US$0.4 million) share-based compensation expenses related to shares options granted to MDRT members from sales teams under the Company’s MDRT Share Incentive Plan in the first quarter of 2023.

●	General and administrative expenses were RMB147.7 million (US$21.5 million) for the first quarter of 2023, representing an increase of 5.3% from RMB140.2 million for the corresponding period in 2022. The increase was mainly contributed by the acquisitions completed in the first quarter of 2023 amounting to approximately RMB17.6 million offset by savings from personnel optimization and decrease in the number of branches since 2022.

As a result of the foregoing factors, we recorded operating income of RMB60.4 million (US$8.8 million) for the first quarter of 2023, representing an increase of 193.1% from RMB20.6 million for the corresponding period in 2022.

Non-GAAP operating income was RMB63.5 million (US$9.2 million) for the first quarter of 2023, representing an increase of 208.3% from RMB20.6 million for the corresponding period in 2022.

Operating margin was 7.3% for the first quarter of 2023, compared to 3.0% for the corresponding period in 2022.

Investment income was RMB12.6 million (US$1.8 million) for the first quarter of 2023, representing an increase of 207.3% from RMB4.1 million for the corresponding period in 2022. The investment income in the first quarter of 2023 consisted of yields from short-term investments in financial products, and is recognized when the investment matures or is disposed of.

Income tax expense was RMB18.1 million (US$2.6 million) for the first quarter of 2023, representing an increase of 187.3% from RMB6.3 million for the corresponding period in 2022. The effective tax rate for the first quarter of 2023 was 22.9% compared with 18.0% for the corresponding period in 2022.

Net income was RMB60.5 million (US$8.8 million) for the first quarter of 2023, as compared to net loss of RMB41.7 million for the corresponding period in 2022.

Net income attributable to the Company’s shareholders was RMB60.5 million (US$8.8 million) for the first quarter of 2023, as compared to net loss attributable to the Company’s shareholders of RMB37.8 million for the corresponding period in 2022.

Non-GAAP net income attributable to the Company’s shareholders2 was RMB63.6 million (US$9.3 million) for the first quarter of 2023, representing an increase of 57.2% as compared to RMB40.4 million for the corresponding period in 2022.

Net margin was 7.3% for the first quarter of 2023, as compared to negative 5.5% for the corresponding period in 2022.

Non-GAAP net margin6 was 7.7% for the first quarter of 2023, as compared to 5.9% for the corresponding period in 2022.

Basic and diluted net income per ADS were RMB1.13 (US$0.16) and RMB1.13 (US$0.16) for the first quarter of 2023, respectively, as compared to basic and diluted net loss per ADS RMB0.70 and RMB0.70 for the corresponding period in 2022, respectively.

Non-GAAP basic7 and diluted net income per ADS4 were RMB1.18 (US$0.17) and RMB1.18 (US$0.17) for the first quarter of 2023, respectively, as compared to RMB0.75 and RMB0.75 for the corresponding period in 2022, respectively.

As of March 31, 2023, the Company had RMB1,654.2 million (US$240.9 million) in cash, cash equivalents, short-term investments and others. The amount included short term loans to third parties of RMB183.2 million as recorded in other receivables and an advance payment of RMB200.0 million for the purchase of short-term investment products as recorded in other current assets.

[6]	Non-GAAP net margin is defined as non-GAAP net income attributable to the Company's shareholders as a percentage of net revenues

[7]	Non-GAAP basic net income per ADS is defined as non-GAAP net income attributable to the Company’s shareholders divided by total weighted average number of ADSs of the Company outstanding during the period.

Fanhua’s Insurance Sales and Service Distribution Network:

●	The number of performing agents for selling life insurance products was 6,941 in the first quarter of 2023, compared to 9,371 in the same period of 2022. Insurance premiums facilitated per performing agents for selling life insurance products were RMB82,448 in the first quarter of 2023, representing a growth of 95.1% year-over-year from RMB42,261 in the same period of 2022.

●	The decrease in the number of performing agents was primarily due to the Company’s shifted focus to serving high-end customers and high-performing agents and maintaining an elite-based agent pool. The decrease was mainly due to the decrease in the number of low-performing agents while the number of elite agents increased in the same period, which led to the sharp increase in premiums facilitated per performing agents.

●	As of March 31, 2023, Fanhua had 2,063 in-house claims adjustors as compared with 2,174 in-house claims adjustors as of March 31, 2022. Fanhua’s distribution network consisted of 631 sales outlets in 24 provinces and 92 services outlets in 31 provinces as of March 31, 2023, compared with 717 sales outlets in 23 provinces and 109 service outlets in 31 provinces as of March 31, 2022.

Recent Developments

●	As of March 31, 2023, eHuzhu, our online mutual aid platform which serves to provide alternative risk-protection programs to lower-income group at more affordable costs, have approximately 1.8 million paying members[8] and assisted 11,862 families in raising approximately RMB1.3 billion to cover their medical costs and help them get through tough times.

Business Outlook

Fanhua expects its non-GAAP operating income adjusted for share-based compensation expenses to be no less than RMB46 million for the second quarter of 2023. Fanhua reaffirms its full year life insurance first year premiums target of no less than RMB3.7 billion for 2023, representing a year-over-year growth of 50% and non-GAAP operating income target of no less than RMB253 million for 2023, representing a year-over-year growth of 50%. This forecast is based on the current market conditions and reflects Fanhua’s preliminary estimate, which is subject to change caused by various factors.

Conference Call

The Company will host a conference call to discuss its first quarter 2023 financial results as per the following details.

Time: 9:00 p.m. Eastern Daylight Time on June 5, 2023

   or 9:00 a.m. Beijing/Hong Kong Time on June 6, 2023

Please pre-register online in advance to join the conference call by navigating to the link provided below and dial in 10 minutes before the call is scheduled to begin. Conference call details will be provided upon registration.

Conference Call Preregistration:

https://register.vevent.com/register/BI858e6e49b05c4b44a667fed864942a88

Additionally, a live and archived webcast of the conference call will be available at Fanhua’s investor relations website:

https://edge.media-server.com/mmc/p/ecbdzyh4

[8]	Including approximately 1.0 million paying members for cancel coverage plan and approximately 0.8 million paying members for accidental death coverage plan.

About Fanhua Inc.

Driven by its digital technologies and professional expertise in the insurance industry, Fanhua Inc. is the leading independent financial service provider in China, focusing on providing insurance-oriented family asset allocation services that covers customers’ full lifecycle and a one-stop service platform for individual sales agents and independent insurance intermediaries.

With strategic focus on long-term life insurance products, we offer a broad range of insurance products, claims adjusting services and various value-added services to meet customers’ diverse needs, through an extensive network of digitally empowered sales agents and professional claims adjustors. We also operate Baowang (www.baoxian.com), an online insurance platform that provides customers with a one-stop insurance shopping experience.

As of March 31, 2023, our distribution and service network consisted of 631 sales outlets covering 24 provinces, autonomous regions and centrally-administered municipalities and 92 service outlets covering 31 provinces.

For more information about Fanhua Inc., please visit http://ir.fanhuaholdings.com/.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Fanhua and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China, future development of COVID-19 outbreak and their potential impact on the sales of insurance products. Except as otherwise indicated, all information provided in this press release speaks as of the date hereof, and Fanhua undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Fanhua believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Fanhua is included in Fanhua’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

About Non-GAAP Financial Measures

In addition to the Company’s consolidated financial results under generally accepted accounting principles in the United States (“GAAP”), the Company also provides non-GAAP operating income,non-GAAP net income attributable to the Company’s shareholders, non-GAAP net margin and non-GAAP basic and diluted net income per ADS, all of which are non-GAAP financial measures, as supplemental measures to review and assess operating performance. Non-GAAP operating income is defined as income of operation before share-based compensation expenses. Non-GAAP net income attributable to the Company’s shareholders is defined as net income attributable to the Company’s shareholders before impairment on investment in an affiliate and share-based compensation expenses. Non-GAAP net margin is defined as non-GAAP net income attributable to the Company's shareholders as a percentage of net revenues. Non-GAAP basic net income per ADS is defined as non-GAAP net income attributable to the Company’s shareholders divided by total weighted average number of ADSs of the Company outstanding during the period. Non-GAAP diluted net income per ADS is defined as non-GAAP net income attributable to the Company’s shareholders divided by total weighted average number of diluted ADSs of the Company outstanding during the period. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. The Company’s non-GAAP financial measures do not reflect all items of income and expenses that affect the Company’s operations. Specifically, the Company’s non-GAAP measures exclude impairment on investment in an affiliate and share-based compensation expenses. Further, these non-GAAP financial measures may not be comparable to similarly titled measures presented by other companies, including peer companies. The presentation of these non-GAAP financial measures has limitations as analytical tools, and investors should not consider them in isolation from, or as a substitute for analysis of, the financial information prepared and presented in accordance with GAAP. We encourage investors and other interested persons to review our financial information in its entirety and not rely on a single financial measure.

For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of GAAP Financial Measures to Non-GAAP Financial Measures” set forth at the end of this press release.

FANHUA INC.

Unaudited Condensed Consolidated Balance Sheets

(In thousands)

	As of December 31,	As of March 31,	As of March 31,
	2022	2023	2023
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	567,525	574,565	83,663
Restricted cash	59,957	63,469	9,242
Short term investments	347,754	696,401	101,404
Accounts receivable, net	667,554	776,349	113,045
Other receivables	231,049	286,523	41,721
Other current assets	419,735	232,743	33,890
Total current assets	2,293,574	2,630,050	382,965

Non-current assets:
Restricted bank deposit – non-current	20,729	22,747	3,312
Contract assets, net - non-current	385,834	484,345	70,526
Property, plant, and equipment, net	98,459	96,654	14,074
Goodwill and intangible assets, net	109,997	481,300	70,083
Deferred tax assets	20,402	31,958	4,653
Investment in affiliates	4,035	3,704	539
Other non-current assets	11,400	20,042	2,918
Right of use assets	145,086	132,867	19,347
Total non-current assets	795,942	1,273,617	185,452
Total assets	3,089,516	3,903,667	568,417
Current liabilities:
Short-term loan	35,679	208,895	30,417
Accounts payable	436,784	593,920	86,481
Insurance premium payables	16,580	17,488	2,546
Other payables and accrued expenses	174,326	227,286	33,095
Accrued payroll	96,279	94,942	13,825
Income tax payable	130,024	125,235	18,236
Current operating lease liability	62,304	58,409	8,505
Total current liabilities	951,976	1,326,175	193,105

Non-current liabilities:
Accounts payable – non-current	192,917	173,505	25,264
Other tax liabilities	36,647	35,650	5,191
Deferred tax liabilities	102,455	131,365	19,128
Non-current operating lease liability	74,190	67,835	9,878
Total non-current liabilities	406,209	408,355	59,461
Total liabilities	1,358,185	1,734,530	252,566

Ordinary shares	8,091	8,675	1,263
Treasury stock	(10)	(10)	(1)
Additional Paid-in capital	461	213,980	31,158
Statutory reserves	559,520	559,520	81,472
Retained earnings	1,087,984	1,148,436	167,225
Accumulated other comprehensive loss	(32,643)	(33,350)	(4,856)
Total shareholders’ equity	1,623,403	1,897,251	276,261
Non-controlling interests	107,928	271,886	39,590
Total equity	1,731,331	2,169,137	315,851
Total liabilities and equity	3,089,516	3,903,667	568,417

FANHUA INC.

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income
(In thousands, except for shares and per share data)

	For the Three Months Ended
	March 31,
	2022	2023	2023
	RMB	RMB	USD
Net revenues:
Agency	587,988	725,552	105,649
Life insurance business	558,574	683,402	99,511
P&C insurance business	29,414	42,150	6,138
Claims adjusting	98,399	102,185	14,879
Total net revenues	686,387	827,737	120,528
Operating costs and expenses:
Agency	(383,443)	(487,367)	(70,966)
Life insurance Business	(363,527)	(456,616)	(66,488)
P&C insurance Business	(19,916)	(30,751)	(4,478)
Claims adjusting	(67,249)	(65,753)	(9,574)
Total operating costs	(450,692)	(553,120)	(80,540)
Selling expenses	(74,868)	(66,521)	(9,686)
General and administrative expenses	(140,238)	(147,741)	(21,513)
Total operating costs and expenses	(665,798)	(767,382)	(111,739)
Income from operations	20,589	60,355	8,789
Other income, net:
Investment income	4,054	12,632	1,839
Interest income	679	5,327	776
Financial cost	—	(1,959)	(285)
Others, net	9,973	2,542	370
Income from operations before income taxes and share income of affiliates	35,295	78,897	11,489
Income tax expense	(6,348)	(18,087)	(2,634)
Share of income (loss) of affiliates, net of impairment	(70,634)	(331)	(48)
Net (loss) income	(41,687)	60,479	8,807
Less: net (loss) income attributable to non-controlling interests	(3,849)	27	4
Net (loss) income attributable to the Company’s shareholders	(37,838)	60,452	8,803

FANHUA INC.

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income-(Continued)

(In thousands, except for shares and per share data)

	For The Three Months Ended
	December 31,
	2022	2023	2023
	RMB	RMB	US$
Net (loss) income per share:
Basic	(0.04)	0.06	0.01
Diluted	(0.04)	0.06	0.01
Net (loss) income per ADS:
Basic	(0.70)	1.13	0.16
Diluted	(0.70)	1.13	0.16
Shares used in calculating net income per share:
Basic	1,073,994,006	1,073,981,523	1,073,981,523
Diluted	1,073,994,006	1,074,400,371	1,074,400,371
Net (loss) income	(41,687)	60,479	8,807
Other comprehensive income, net of tax: Foreign currency translation adjustments	90	(887)	(129)
Share of other comprehensive loss of affiliates	(413)	—	—
Unrealized net (loss) gains on available-for-sale investments	(5,112)	180	26
Comprehensive (loss) income	(47,122)	59,772	8,704
Less: Comprehensive (loss) income attributable to the non-controlling interests	(3,849)	27	4
Comprehensive (loss) income attributable to the Company’s shareholders	(43,273)	59,745	8,700

FANHUA INC.

Unaudited Condensed Consolidated Statements of Cash Flow

(In thousands, except for shares and per share data)

	For the Three Months Ended
	March 31,
	2022	2023	2023
	RMB	RMB	US$
OPERATING ACTIVITIES
Net (loss) income	(41,687)	60,479	8,807
Adjustments to reconcile net income to net cash generated from operating activities:
Investment income	(1,649)	(3,529)	(514)
Share of income of affiliates	70,634	331	48
Other non-cash adjustments	35,655	30,294	4,411
Changes in operating assets and liabilities	(150,027)	(106,311)	(15,480)
Net cash used in operating activities	(87,074)	(18,736)	(2,728)
Cash flows from investing activities:
Purchase of short-term investments	(855,000)	(615,030)	(89,555)
Proceeds from disposal of short-term investments	1,068,447	461,333	67,175
Cash acquired from business acquisitions	—	21,208	3,088
Others	(61,764)	(1,950)	(284)
Net cash generated from (used in) investing activities	151,683	(134,439)	(19,576)
Cash flows from financing activities：
Proceeds from bank and other borrowings	—	170,268	24,793
Interests paid	—	(1,703)	(248)
Acquisition of additional equity interests in non-wholly owned subsidiaries	—	(110)	(16)
Others	3	—	—
Net cash generated from financing activities	3	168,455	24,529
Net increase in cash, cash equivalents and restricted cash	64,612	15,280	2,225
Cash, cash equivalents and restricted cash at beginning of period	656,522	648,211	94,387
Effect of exchange rate changes on cash and cash equivalents	254	(2,710)	(395)
Cash, cash equivalents and restricted cash at end of period	721,388	660,781	96,217

FANHUA INC.

Reconciliations of GAAP Financial Measures to Non-GAAP Financial Measures

(In RMB in thousands, except shares and per share data)

	For the Three Months Ended March 31，
	2022				2023
	GAAP	Impairment on investment in affiliates	Share-based Compensation expenses	Non-GAAP	GAAP	Impairment on investment in affiliates	Share-based Compensation expenses	Non-GAAP	Change %
Net revenues	686,387	—	—	686,387	827,737	—	—	827,737	20.6
Selling expenses	(74,868)	—	—	(74,868)	(66,521)	—	(2,685)	(63,836)	(14.7)
General and administrative expenses	(140,238)	—	—	(140,238)	(147,741)	—	(434)	(147,307)	5.0
Income from operations	20,589	—	—	20,589	60,355	—	(3,119)	63,474	208.3
Operating margin	3.0%			3.0%	7.3%			7.7%	155.6
Share of income and impairment of affiliates, net	(70,634)	(78,277)	—	7,643	(331)	—	—	(331)	(104.3)
Net income attributable to the Company’s shareholders	(37,838)	(78,277)	—	40,439	60,452	—	(3,119)	63,571	57.2
Net margin	(5.5)%			5.9%	7.3%			7.7%	30.4
Net income per share
Basic	(0.04)	—	—	0.04	0.06			0.06	50.0
Diluted	(0.04)	—	—	0.04	0.06			0.06	50.0
Net income per ADS：
Basic	(0.70)	—	—	0.75	1.13			1.18	57.3
Diluted	(0.70)	—	—	0.75	1.13			1.18	57.3
Shares used in calculating net income per share：
Basic	1,073,994,006		—	1,073,994,006	1,073,981,523			1,073,981,523
Diluted	1,073,994,006		—	1,073,994,006	1,074,400,371			1,074,400,371

For more information, please contact:

Investor Relations

Tel: +86 (20) 8388-3191

Email: qiusr@fanhuaholdings.com

Source: Fanhua Inc.